

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2012

<u>Via E-mail</u>
Richard Pell
Chairman, Chief Executive Officer and Chief Investment Officer
Artio Global Investors Inc.
330 Madison Avenue
New York, NY 10017

> **Re: Artio Global Investors Inc.**
> **Registration Statement on Form S-3**
> **Filed April 26, 2012**
> **File No. 333-180953**

Dear Mr. Pell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Stockholders, page 2</u>

1.   Please disclose whether GAM Holding AG (GAM) is a broker-dealer or an affiliate of a broker-dealer. If GAM is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale. If GAM is an affiliate of a registered broker-dealer, please revise to disclose the following:
    - that the selling stockholder purchased in the ordinary course of business; and
    - that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If GAM is unable to make these representations, please state that it is an underwriter.

2.   Please include footnote disclosure to identify the person(s) with voting or investment control over the shares owned by GAM. For guidance, please refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations found in the Commission's website.

 Incorporation of Information by Reference, page 7

3.   Please make the necessary updates to reflect the recent filings of any documents which you are required to incorporate by reference pursuant to Item 12 of Form S-3, such as the Current Report on Form 8-K filed on April 26, 2012 and the Quarterly Report on Form 10-Q for the period ended March 31, 2012. In addition, you may consider revising your disclosure in the last bullet point to also state that all filings filed by you pursuant to the Exchange Act after the date of the initial registration statement and *prior to its effectiveness* shall be deemed to be incorporated by reference into the prospectus. For guidance, please refer to CDI 123.05 of Securities Act Forms Compliance and Disclosure Interpretations found in the Commission's website.

Part II – Information not Required in Prospectus, page II-1

Undertakings, page II-2

4.   As noted at the end of your section (a)(1) undertakings, Item 512(a)(1) of Regulation S-K undertakings would be inapplicable since this registration statement is in Form S-3. Please revise accordingly. In addition, since this offering is not made in reliance upon Rule 430B, please remove the undertakings in section (a)(4) and include the undertakings set forth in Item 512(a)(ii) of Regulation S-K.

Exhibit 5.1 – Opinion of Rachel E. Braverman, Corporate Secretary of Artio Global Investors Inc.

5.   Please have counsel revise the fourth paragraph of her opinion to remove the assumption related to securities which terms are established subsequent to the date of the opinion, considering that the opinion covers the legality of outstanding securities which terms have already been established.
512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Michael Kaplan, Esq. (Via E-mail)
    Davis Polk & Wardell LLP